EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Kensington Capital Acquisition Corp. (the “Company) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated May 8, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Kensington Capital Acquisition Corp. as of May 1, 2020 and for the period from April 17, 2020 (inception) through May 1, 2020, appearing in the Registration Statement on Form S-1, as filed (file No. 333-239053), of Kensington Capital Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

June 25, 2020